BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

October 17, 2005

Item 3	Press Release

	Date of Issuance:	October 17, 2005
	Place of Issuance:	Vancouver, British Columbia

The news release was distributed through CCN Matthews, Stockwatch and Market News.

Item 4	Summary of Material Change

The Company has commenced drilling on the Cottonwood and McClusky Pass properties, Cortez Trend.

Item 5	Full Description of Material Change

See attached press release

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Megan Cameron-Jones, Director and Secretary
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 17th day of October, 2005.

“Megan Cameron-Jones”
Signature

Megan Cameron-Jones
Name

Director
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Drilling Begins at Cottonwood and McClusky Pass Properties, Cortez Trend

White Knight Resources Ltd. (TSXV – WKR)
Vancouver, British Columbia
October 17, 2005

White Knight Resources Ltd. (the “Company”) is pleased to announce that drilling has commenced on both the McClusky Pass and the Cottonwood properties. The Cottonwood property is located within the centre of the Cortez Trend, approximately 5 miles north east of the Gold Bar mine. McClusky Pass is on the intersection of the Cortez Fault and a major NE trending structure. It also adjoins U.S. Gold’s Tonkin Springs property.

About White Knight Resources Ltd.

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend. The 2005 exploration season is very active for the Company as the total anticipated drilling exposure during the 2005 field season is expected to be approximately 70,000 feet.

On behalf of the Board of Directors,

“Kareen McKinnon”

Kareen McKinnon
Vice President, Corporate Development

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.